



WorkBistro, Inc
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%

Target Raise Amount: $100,000

Offering End Date: January 9, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: WorkBistro, Inc

Founded: May 27, 2021

Address: 3117 College Avenue #2
　　　　　　 Berkeley, CA 94705

Industry: Business Support Services

Employees: 2

Website: https://www.trysway.co/

Use of Funds Allocation:

If the maximum raise is met:

$95,500 (95.50%) – of the proceeds will go towards working capital- staffing, marketing, infrastructure improvements
$4,500 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 2,499 Followers





Business Metrics:

	FY21	FY22	YTD 10/31/2023
Total Assets	$27,274	$68,176	$94,947
Cash & Cash Equivalents	$4,424	$22,846	$42,578
Accounts Receivable	$0	$0	$0
Short-term Debt	$6,848	$11,202	$40,913
Long-term Debt	$0	$0	$0
Revenue	$3,370	$129,390	$197,786
Cost of Goods Sold	$8,097	$27,917	$71,230
Taxes	$0	$0	$0
Net Income	-$45,773	-$38,453	-$2,940

Recognition:

WorkBistro, Inc (DBA Sway) started as a co-working space looking to help people rethink their "new normal" with work life. As they launched their first space, it became apparent that the opportunity to help people in their work life expanded well beyond coworking, and their events business was just as important in helping people find balance and connection.

Sway has emerged as one of the Bay Area's leading events providers, hosting hundreds of events per year and driving real, meaningful value to the communities we service.

About:

WorkBistro, Inc (DBA Sway) is a B2B marketplace that helps organizations create better events for their teams. Their network of beautiful venues, quality vendors, and engaging experiences makes Sway the best.

For more information, contact our Customer Support Team at support@thesmbx.com

